Mail Stop 4561
via fax (713) 335-8144

November 6, 2009

Albert Winemiller
Chief Executive Officer
PROS Holdings, Inc.
3100 Main Street, Suite 900
Houston, TX 77002

> **Re:** **PROS Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
> **File No. 001-33554**

Dear Mr. Winemiller:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issued raised.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief